Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 27 August 2024

HALF-YEAR 2024 RESULTS TELECONFERENCE AND PRESENTATION

A teleconference providing an overview of the half-year 2024 results and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, today at 08:00 AWST / 10:00 AEST (19:00 CDT on Monday, 26 August 2024).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-hyr-2024/ to view the presentation and listen to a live stream of the Q&A session

•	https://s1.c-conf.com/diamondpass/10038919-jg987y.html to participate in the Q&A session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The half-year results briefing pack follows this announcement and will be referred to during the teleconference. The briefing pack, Half-Year Report 2024 and teleconference archive will also be available on the Woodside website (www.woodside.com).

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Dan Pagoda
M: +61 456 994 243	M: +61 482 675 731

E: investor@woodside.com	E: dan.pagoda@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

HALF-YEAR RESULTS BRIEFING 2024 High-quality business delivering strong dividends 27 August 2024 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. • This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation. • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. No offer or advice • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. • This presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Forward-looking statements • This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding outcomes of transactions, including the timing, terms and potential benefits of the proposed acquisition of Tellurian and OCI’s Clean Ammonia Project, statements regarding long-term demand for Woodside’s products, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewable projects expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and new energy investment targets and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’ ,’aspire’, ‘estimate, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses. A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. 2

Disclaimer, important notes and assumptions (continued) • All forward-looking statements contained in this presentation reflect Woodside’s views held as at the date of this presentation and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. Disclosure of reserve information and cautionary note to US investors • Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). • The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as “Proved plus Probable (2P) Reserves”, “Best Estimate (2C) Contingent Resources”, “Reserves and Contingent Resources”, “Proved plus Probable”, “Developed and Undeveloped”, “Probable Developed”, “Probable Undeveloped”, “Contingent Resources” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov. Assumptions • Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. • Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole. Climate strategy and emissions data • All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve. • Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated. • For more information on Woodside’s climate strategy and performance, including further details regarding Woodside’s targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as “lower carbon” under Woodside’s climate strategy. A full glossary of terms used in connection with Woodside’s climate strategy is contained in the CTAP. Non-IFRS Financial Measures • Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, Cash Margin, Gearing, Underlying NPAT, Earnings per share (EPS), Net debt, Free cash flow, Capital and Exploration expenditure and Liquidity. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside’s Half Year Report for the period ended 30 June 2024. • Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business. • Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. Other important information • All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. • References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). • This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. • A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. 3

High-performing business delivering long-term shareholder value Providing energy Creating and returning value Conducting our business sustainably Driving value through world-class operating performance and disciplined cost management, unit production cost reduced 6% despite inflationary environment Delivered Sangomar first oil, nameplate capacity achieved; Scarborough Energy Project 67% complete1 Progressing actions to strengthen our cash position and to fund growth while supporting strong shareholder distributions Generated significant net profit after tax of $1.9 billion, free cash flow of $740 million, dividend of 69 US cps fully franked, at top end of payout range2 Positioning for long-term shareholder value with compelling acquisitions of Tellurian and OCI Clean Ammonia Project New Scope 3 emissions abatement target; joined UN Oil and Gas Methane Partnership and released 2023 Social Contribution Impact Report 1. Excludes Train 1 modifications. 2. Free cash flow is non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 4

Strong operational performance and financial outcomes OPERATIONAL PERFORMANCE1 FINANCIAL OUTCOMES1 PRODUCTION VOLUME UNIT PRODUCTION COST NET PROFIT AFTER TAX (NPAT) EARNINGS PER SHARE (EPS)3 89.3 8.3 $1.9 MMboe 2% $/boe 6% billion 11% 102US cps 11% On track to deliver full year 2024 Unit production cost reduced despite Underlying NPAT of $1.6 billion3 Driven by strong business performance guidance (185 to 195 MMboe) inflationary environment LNG RELIABILITY2 REALISED PRICE FREE CASH FLOW3 GEARING 97.9 $62.6 $740 13.3% 0.2% per boe 15% million 136% % 5.1% World-class performance Lower average realised prices Strong positive free cash flow Within our target range of 10-20% 1. Percentage changes for all operational performance and financial outcomes reference H1 2024 versus H1 2023. 2. Operated LNG facilities. 3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 5

Safety: continued focus on improvement H1 2024 performance No permanent injuries recorded Two Tier 2 safety events Achieved safe delivery of Sangomar Project with 30 million exposure hours on the FPSO without a serious injury Actions underway Strengthening learning throughField Leadership Program Simplifying safety processes and tools Improving safety hardware and engineering systems Recordable injuries Fatalities 11 27 30 38 1 26 Other recordables FY 2020 FY 2021 FY 2022 FY 2023 H1 2024 Process safety events 1 2 1 2 1 2 FY 2020 FY 2021 FY 2022 FY 2023 H1 2024 6

Growing need for energy as population and living standards increase Number of people lacking access to electricity remains high, estimated ~685 million people in 20221 Energy consumption underpins development: as countries’ living standards improve, energy use per capita is expected to increase Energy consumption per capita, 2022 (MMbtu)2 200 150 100 50 0 Developed China India South East Asia African nations nations ~1 billion ~5.6 billion people people 1. Tracking SDG 7: The Energy Progress Report 2024. 2. EI Statistical Review of World Energy, IEA. 7

Opportunity for LNG to accelerate coal displacement Coal remains a significant portion of energy mix, accounting for 25% of global primary energy consumption in 20231 Coal-to-gas switching was the largest driver of energy-related emissions reductions in the US power sector in 20232 China’s natural gas use is expected to grow to ~605bcm in 2040, up from 390bcm today as part of decarbonisationefforts3 Global coal consumption and global LNG trade (exajoules)1 180 160 140 120 Asia Pacific 100 Rest of world 80 North America 60 Europe 40 20 LNG Trade 0 1965 1970 1975 1980 1985 1990 1995 20002005201020152020 Change in CO emissions from electricity generation by driver in the United States, 2022-2023 (MtCO )2 2 2 1,600 1,550 1,500 1,450 1,400 1,350 2022 GDP Temperatures Other Coal to gas Net 2023 demand switching renewables4 effects 1. Energy Institute: Statistical Review of World Energy (2024). 2. International Energy Agency (2024):CO2 Emissions in 2023, IEA, Paris. 3. S&P Global (2023): China’s natural gas demand to peak in 2040 at 605.9 Bcm: ETRI. 4. Chart recreated from IEA (2024), CO2 Emissions in 2023, IEA. Change in CO2 emissions from electricity generation due to net renewables comprises renewables development, poor wind conditions, and hydroelectricity shortfall. 8

New supply finds demand with resilient pricing Demand drivers continue to develop Historical LNG price ($/MMbtu) and historical global LNG supply growth (Mtpa)1,2 Customers’ decarbonisationgoals China and India growing net energy imports Price sensitivity of buyers unlocks elastic demand Energy security and reducing risk of supply disruption events Gas as firming power for renewables Supply landscape is uncertain Uncertainty in regulatory environment and geopolitical landscape Execution delays in projects under construction “looming glut could have far-reaching effects on gas pricing” IEA, November 2009 “LNG glut will continue for years as demand falls and supply surges” IEA, June 2016 2010 2012 2014 2016 2018 2020 2022 JKM 12-14% Brent range European gas marker LNG supply growth 1. 12-14% Brent represents the average range of long-term contract pricing. 2. Historical LNG supply growth sourced from S&P Global Connect (2024): LNG Production Tracker. 9

High-quality portfolio delivering results Low-cost, reliable production Maintained cost focus, unit production cost down despite inflationary pressures Continued to achieve strong operated LNG reliability of 97.9% Averaged production of nearly 500,000 boe/day Ramped up Sangomarto nameplate capacity, 100,000 bbl/day1 Adding reserves and extending life of assets Executing infill projects and production improvement activities across portfolio Disciplined assessment and maturation of organic resource growth opportunities Approval to extend Pluto gas flows through Pluto-KGP Interconnector Regulatory approvals progressing for NWS Project Extension Production (MMboe) and unit production cost ($/boe) Unit production cost 4.5 4.9 7.2 8.8 8.3 50.1 46.3 54.9 91.3 89.3 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 1. Subsequent to the period. 10

Sangomar: successfully delivered Senegal’s first oil project First oil achieved in June 2024 Achieved nameplate capacity of 100,000 bbl/day in July1 Nine of 12 production wells cleaned up, excellent subsurface performance1,2 Drilling campaign complete1 Three cargoes loaded to date, with deliveries to both European and Asian markets1 Significant expected economic benefits for Senegal Commissioning activities expected through 2024 Tanker offload in progress Woodside CEO Meg O’Neill and His Excellency Mr Bassirou Diomaye Faye President of Senegal 1. Subsequent to the period. 2. The Phase 1 development includes 23 wells (11 production wells, 10 water injection wells and 2 gas injection wells). The RSSD joint venture also approved a 24th well (production well) that was completed in the campaign. 11

Scarborough: 67% complete and on track for first LNG cargo in 20261 FPU topsides structurally complete, hull exited first dry dock2 Trunkline installation more than 50% complete Subsea flowlines installed and tested 29 of 51 Pluto Train 2 modules delivered to site Development well drilling commenced Sell-down of Scarborough Joint Venture participating interestï,§ 10% interest to LNG Japan completed, $910 million cash received ï,§ 15.1% interest to JERA due to close in H2 2024, estimated total cash consideration $1.4 billion3 FPU topsides construction 1. Percentage of completeness excludes Train 1 modifications. 2. Subsequent to the period. 3. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for H2 of 2024. 12

Trion: approaching 10% complete, on track for first oil in 2028 Priority equipment on order per plan to support FPU construction Awarded keycontract for FPU transportation Subsea equipment delivery progressing, and manufacturing underway across the globe Awarded subsea equipment installation contract Completed FSO front-end engineering design (FEED), ready to transition to EPC phase Trion field development rendering 13

Tellurian: acquisition creates a global LNG powerhouse Attractive entry into a scalable, fully permitted, 27.6 Mtpa US LNG development option with a cost-competitive phased development plan1 Providing energy Pathway to material complementary presence in the Atlantic Basin, enabling value and arbitrage opportunities across the Atlantic and Pacific Basins Leverages Woodside’s LNG development, operations and marketing expertise to unlock Creating and the development, optimise and create value returning value Pathway to significant cash generation underpinning long-term shareholder returns Conducting our Sustainability focus through Driftwood LNG’s emissions design-out features and potential business sustainably to reduce average Scope 1 and 2 emissions intensity of Woodside’s LNG portfolio2 1. Transaction is subject to satisfaction of customary conditions precedent, including maintenance of validity for existing authorisations, Tellurian shareholder approval, regulatory approval and other approvals. 2. Scope 1 and 2 gross equity greenhouse gas emissions intensity. Woodside LNG plant emissions intensity refers to intensity of production of the LNG product only. 14

Driftwood LNG: Woodside's expertise can uplift value

Woodside's experience in LNG project delivery and operations excellence can improve returns

Driftwood LNG is advantaged by permitting position and having Bechtel as EPC contractor

Scalable project with further expansion phases

Expected project returns - IRR (%)[1]



5-10%
Contracted close to nameplate capacity
20 year FOB contracts, ~115% Henry Hub plus processing fee
Project finance structure
Plant debottlenecking
Excess capacity sold at international pricing
Project life over 20 years
Additional value drivers for US LNG
12%+
>95% reliability
Proven debottlenecking experience
Global LNG marketing portfolio
Long shipping position
Balance sheet financed
Driftwood including Woodside value add

1. This work remains ongoing and will continue to be refined and developed to support FID of Driftwood LNG following completion of the Tellurian acquisition.

15

Woodside Energy

OCI: one of the world's first lower carbon ammonia projects

1.1 Mtpa project under construction; with cost, schedule and performance guarantees, targeting production of first ammonia from 2025 and lower carbon ammonia from 2026[1,2,3]

Exceeds Woodside's capital allocation framework targets for new energy projects; Phase 1 is >10% IRR, <10-year payback period[4]

Free cash flow accretive from 2026; **earning per share accretive** from 2027[4]

World-class ammonia capability; positioned to target growing lower carbon ammonia market

Capacity to abate 3.2 Mtpa CO_2–e of customer emissions in Phases 1 and 2, with less than 0.1 Mtpa Scope 1 and 2 emissions[1,5,6]

Providing energy

Creating and returning value

Conducting our business sustainably

1. Woodside will market ammonia volumes into the global ammonia market, which in 2023 represented ~200 Mtpa.
2. The supply of carbon abated hydrogen is dependent on ExxonMobil's CCS facility becoming operational. See glossary for key definitions including lower carbon and lower carbon ammonia.
3. With limited exceptions, such as changes requested by Woodside, OCI will expend the resources necessary to complete the project ensuring that it meets the agreed performance standards prior to hand over. OCI will also be responsible for limited financial payments to Woodside if the project is delayed beyond September 2025.
4. Forecast IRR and payback period assume Woodside equity of 100% and include the acquisition price. IRR and the payback period are a look forward from July 2024. Lower carbon ammonia price assumes an uplift to Woodside's internal unabated ammonia cost assumption. In 2025 the uplift is $0/t increasing to ~$120/t in 2034 (real terms 2024) aligned with the phase in of the CBAM. Payback period is calculated from undiscounted cash flows from RFSU.
5. Scope 3 emissions abatement capacity of 1.6 Mtpa CO_2-e assumes supply of carbon abated hydrogen and CCS operational. Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case. Please refer to the glossary section of this presentation and the section on Scope 3 targets starting on page 34 of the CTAP for further information on the definition and calculation of Scope 3 targets.
6. Scope 1 and 2 emissions of less than 0.1 Mtpa represent Woodside's gross equity Scope 1 and 2 emissions from the project and are comprised of the on-site electricity requirements for ammonia production.

16

Woodside Energy

OCI: attractive growing market underpinned by policy development Europe Carbon Border Adjustment Mechanism (CBAM) is already regulated, complements existing EU ETS First publicly announced global tender for green ammonia was priced at €1000/tonne($1088/tonne) in Germany South Korea and Japan Japan and South Korea’s Contract for Difference (CFD) schemes being finalised JERA successfully tested 20% co-fired ammonia with coal in Q2 2024 South Korea’s hydrogen strategy aims to commercialise20% ammonia-blended power generation by 2030 to replace existing coal-fired sources Increasing ammonia price forecasts ($/tonne)1 1,000 S&P lower carbon 800 Argus lower carbon Wood Mackenzie Blue 600 Ammonia2 Argus unabated 400 200 0 2025 2028 2031 2034 2037 2040 Project IRR (%)3 10 0 Phase 1 Phase 1 & 2 1. 2024 real terms. S&P Quarterly Outlook May 2024 – Ammonia Price Forecast CFR NW Europe, assuming no cyclicity but with carbon costs. Argus Quarterly Data May 2024 – CO2 Adjusted CFR Northwest Europe. Wood Mackenzie Lens Hydrogen, Ammonia & Methanol June 2024—Blue Ammonia CFR NWE. Argus Quarterly Data May 2024 – Ammonia CFR Northwest Europe. 2. “Wood Mackenzie Blue Ammonia” was incorrectly labelled “Wood Mackenzie lower carbon” in the announcement dated 5 August 2024 “Woodside to acquire OCI’s Clean Ammonia Project”. 3. Forecast IRR and payback period assume Woodside equity of 100% and include the acquisition price. IRR and the payback period are a look forward from July 2024. Lower carbon ammonia price assumes an uplift to Woodside’s internal unabated ammonia cost assumption. In 2025 the uplift is $0/t increasing to ~$120/t in 2034. (real terms 2024) aligned with the phase in of the CBAM. Payback period is calculated from undiscounted cashflows from RFSU. 17

Capital management framework unchanged

Operating cash flow **$2.4B** | Investing cash flow **$1.7B**[2] | Net debt[1] **$5.4B** | Dividend determined **$1.3B**

Safe, reliable and low cost operations → **Investment expenditure** → **Strong balance sheet** → **Dividend policy** (minimum 50% payout ratio) → **Excess cash**:

- **Special dividends**
- **Share buy-backs**
- **Future investment**

Investment grade credit rating	Maintain dividend based on NPAT excluding non-recurring items, targeting 50-80% payout ratio	Targeting 10-20% gearing[1] through the cycle
S&P: BBB+ **Moody's: Baa1**	**80% payout ratio** **69 US cps**	**13.3%**

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Net of $910 million proceeds from LNG Japan in relation to sale of a 10% interest in Scarborough.

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Woodside Energy

Disciplined capital management, long-term shareholder value Consistent cost focus Unit production costs down and cash conversion up Managing inflationary pressures in operations Exploration expenditure rationalised Planned maintenance campaigns delivered on schedule and budget Disciplined investment decisions Acquisitions must have compelling strategic rationale and meet capital allocation targets Phased development of capex projects Derisking development capex with lump-sum turn-key EPC contracting strategy Bringing in quality partners and cash proceeds through asset sell-downs Actively managed balance sheet Active management of debt portfolio Investment-grade credit rating maintained Committed to shareholder returns, $1.3 billion distributed with the interim dividend Scenario modelling assumes 80% dividend payout ratio 19

Strong underlying NPAT: maintaining 80% payout ratio Financial performance $4.4 billion EBITDA is underpinned by strong operational performance and gain on sell-down of interest in Scarborough Joint Venture $8.3/boe unit production cost, reduced despite inflationary environment Average realisedprice of $62.6/boe Dividend distribution Interim dividend of $1.3 billion, fully franked, representing a half-year annualised dividend yield of 7.3%2 Maintaining 80% payout ratio, top of the target payout range No change to dividend policy; continued capacity to pay strong dividends Underlying NPAT ($ billion)1 1.8 1.9 1.6 0.3 0.4 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 Dividend per share (cps)3 144 105 109 33 80 69 60 76 26 30 12 2020 2021 2022 2023 H1 2024 BHP merger completion payment Interim dividend US cps Final dividend US cps 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. Calculated based on Woodside’s closing share price on 28 June 2024 of A$28.21 and a USD/AUD exchange rate of 0.67. 3. The interim 2022 fully franked dividend of 109 US cps consisted of an ordinary dividend component of 76 US cps and an additionaldividend component relating to the BHP merger completion payment of 33 US cps. 20

Resilient cash margin supporting capital investment and returns Cash Cash margin of 81%, maintained amid reduced commodity price and inflationary environment $2.4 billion operating cash flow, continued strong performance $740 million free cash flow, benefitting from sell-down of interest in Scarborough Joint Venture A$2.7 billion paid in Australian taxes, royalties and levies Balance sheet Gearing of 13% at the lower end of target range Strong liquidity supporting major capital investment and returns Investment grade credit ratings providing efficient access to debt capital2 Cash margin (%)1 80% 82% 85% 80% 81% Cash margin 12% 11% 8% 13% 14% Production costs 8% 7% 7% 7% 5% Other cash costs 1. Cash margin, free cash flow, gearing and liquidity are non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s. 3. Subsequent to the period Woodside cancelled $1,550 million undrawn facilities Liquidity ($ billion)1 6.7 6.1 10.2 7.8 8.5 1.6 Cancelled undrawn facilities3 Undrawn facilities Cash FY 2020 FY 2021 FY 2022 FY 2023 H1 2024

Emissions reduction remains a key focus

On track to meet Scope 1 and 2 targets

Emissions intensity reductions through reliable operations, emissions reduction activities and large-scale abatement opportunities

Progressing 70 'operate out' opportunities targeted for implementation by 2030

First Australian company to join UN Oil and Gas Methane Partnership 2.0 to voluntarily improve methane emissions transparency

Material progress towards Scope 3 targets

Announced complementary Scope 3 emissions abatement target

Acquisition of OCI's Clean Ammonia Project provides capacity to satisfy over 60% of Woodside's Scope 3 abatement target at full development[1]



Construction of OCI's Clean Ammonia Project

1. Phase 1 emissions abatement capacity of 1.6 Mtpa CO_2-e conditional on supply of carbon abated hydrogen and ExxonMobil's CCS facility becoming operational. Woodside will market ammonia volumes into the global ammonia market, which in 2023 represented ~200 Mtpa. Phase 2 subject to FID. Woodside has made the assumption to estimate avoided emissions through displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case.

22

Woodside Energy

Supporting the communities where we operate

Significant economic contribution

TAX AND ROYALTY PAYMENTS

A$2.7 billion

Paid to Australian State and Federal Governments in H1 2024

WA BUSINESS IMPACT

>A$2.4 billion

>A$1.46 billion of NWS capital and operating expenditure and >A$989 million of Scarborough Energy Project contracts awarded to WA businesses in 2023

Developing local skills and capabilities

TRADITIONAL OWNER SUPPLIERS

54

Traditional Owner suppliers engaged by contractors on Woodside projects in 2023

LOCAL CONTENT BENEFITS

>4400

Senegalese people employed by the Sangomar Project and contractors



Working with local businesses in the Pilbara[1]

1. Image relates to Hicks Civil and Mining, a 100 per cent family-owned Pilbara Aboriginal business established in 2010. The company provides equipment and labour hire services in the Pilbara region. Hicks Civil and Mining was selected to deliver aggregate haulage works for the Pluto Train 2 batch plant, operated by local Karratha business Mobile Concreting Solutions – as part of Bechtel's project delivery program.

23

Woodside Energy

Delivering on 2024 strategic priorities

Operate base business reliably and efficiently

Sangomar first oil and nameplate capacity achieved

Progress Scarborough Energy Project and Trion

Complete acquisitions of Tellurian and OCI's Clean Ammonia Project

Position for FID on Driftwood LNG

Continue to manage cost in inflationary environment

Maintain disciplined capital management

Actively manage debt and liquidity profile to fund value accretive growth and returns

Improve safety performance

Implement and identify emissions reductions opportunities

Rationalise new energy portfolio to complement OCI acquisition

Providing energy

through a high-quality portfolio, geographically advantaged to meet growing LNG demand[1]

Creating and returning value

through disciplined capital management

Conducting our business sustainably

through contribution to environment and communities

1. Global LNG demand is forecast to grow >50% from 2024 to 2034. Wood Mackenzie LNG Tool (1Q 2024).

24

Woodside Energy

Q&A Meg O’Neill Chief Executive Officer and Managing Director Q&A Meg O’Neill Chief Executive Officer and Managing Director

ANNEXURE

27 H1 2024 H1 2023 Change Operating revenue $m 5,988 7,400 19% EBITDA1 $m 4,371 4,888 11% EBIT1 $m 2,362 2,791 15% NPAT $m 1,937 1,740 11% Underlying NPAT1,3 $m 1,632 1,896 14% Operating cash flow4 $m 2,393 2,951 19% Free cash flow1 $m 740 314 136% Liquidity1,2 $m 8,479 7,509 13% Earnings per share US cps 102 92 11% Return on equity % 11.0 9.7 1.3% Half-year dividend US cps 69 80 14% Strong half-year underlying NPAT $8.5 billion liquidity enabling investments in near-term growth2 Delivering strong returns to shareholders whilst maintaining balance sheet flexibility Strong earnings and balance sheet from diversified global portfolio 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. Subsequent to the period Woodside cancelled $1550 million undrawn facilities. 3. Refer to slide 30 of this presentation for the list of specific items for HY24. 4. Restated operating cashflow for HY23.

Our investment premise 28 Provide energy High-quality portfolio weighted to LNG LNG forecast to grow >50% in next 10 years1 Geographically advantaged to meet growing LNG demand Resilient, high-margin operating assets Create and return value Conduct our business sustainably Disciplined capital management and clear capital allocation framework High cash generation into the 2030s Committed to shareholder returns Strong balance sheet Emissions reduction targets2 Progressing customer-led and scalable ammonia, hydrogen and CCS opportunities Returning value to governments and communities 1. Wood Mackenzie LNG Tool (1Q 2024). From 2024 to 2034. 2. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

Disciplined capital allocation

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction target by 2030, net zero aspiration by 2050 or sooner[3]			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the glossary section of this presentation and the section on decarbonisation strategy starting on page 13 of Woodside's Climate Transition Action Plan and 2023 Progress Report for further information.

29
Woodside Energy

Net profit after tax reconciliation SALES COST OF SALES GENERAL, ADMINISTRATIVE, TAX AND OTHER INTERIM DIVIDEND, FULLY FRANKED Impact of lower realised prices and natural field decline Lower production cost from planned maintenance, and reduced depreciation and royalties due to lower production volumes and pricing One-off transactions and tax impacts Fully franked interim dividend of 69 US cps 1,740 (820) (90) 255 (78) 121 68 17 724 1,937 (305) 1,632 Lower average JKM and JCC prices on LNG, offset by higher Brent and WTI on liquids Natural field decline Lower royalties, maintenance costs and depreciation Lower TTF and HH pricing on Corpus Christi Profit on 10% Scarborough sell-down to LNG Japan Pre-tax impairment loss on Pyrenees recognised in 2023 Predominantly lower commodity hedge losses SALES COST OF SALES GENERAL, ADMINISTRATIVE, TAX AND OTHER INTERIM DIVIDEND, FULLY FRANKED Fully franked interim dividend of 69 US cps Lower production cost from planned maintenance, and reduced depreciation and royalties due to lower production volumes and pricing One-off transactions and tax impacts Lower income tax and PRRT expense predominantly due to derecognition of Pluto exploration tax base in 2023 Adjusted for DTA recognition on Sangomar H1 2023 reported NPAT Produced revenue - price Produced revenue - volume Cost of sales (excl. trading) Trading margin Pre-tax profit on sell down Impairment loss Other Income tax and PRRT H1 2024 reported NPAT H1 2024 NPAT adjustments H1 2024 underlying NPAT1 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

0.3 0.4 1.8 1.9 1.6 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $ billion 1.0 1.5 4.0 4.9 4.4 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $ billion 1.9 2.5 5.8 7.4 6.0 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $ billion 31 Operating revenue EBITDA1 Underlying NPAT1,2 Lower operating revenue primarily driven by lower average realised prices Lower EBITDA reflecting reduced operating revenue offset by gain on sale of 10% interest in Scarborough Joint Venture and lower royalties, excise and levies Disciplined cost management offsetting natural field decline 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. H1 2024 NPAT adjustments include recognition of Sangomar DTA ($305m).

0.3 0.3 1.5 0.3 0.7 1.1 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $billion 0.8 1.0 1.0 2.6 1.7 0.3 0.9 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $ billion 1.1 1.3 2.5 3.0 2.4 H1 2020 H1 2021 H1 2022 H1 2023 H1 2024 $ billion 32 Operating cash flow1 Investing cash flow2,3 Free cash flow4 Free cash flow benefits from strong operational performance, proceeds from sale of 10% interest in Scarborough Joint Venture, and lower tax payments compared to income tax paid in H1 2023, offset by lower cash from operations due to lower realised prices 2.6 Investing in near and long-term growth Benefit of GIP’s additional contribution to Pluto Train 2 Benefit from proceeds of Scarborough sell-downs Proceeds of merger completion payment 1. Restated operating cashflow for H1 2023. 2. For H1 2022 the investing cash flow includes GIP’s additional contribution to Pluto Train 2, and excludes the cash received on the acquisition of BHP Petroleum, including cash acquired of $1,082 million. 3. For H1 2024 the investing cash flow includes proceeds from sell-downs of non-operating participating interest in the Scarborough Joint Venture. 4. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

0.0 0.5 1.0 1.5 2.0 2.5 3.0 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 $ billion Drawn Undrawn 3.9 3.8 0.6 4.7 5.4 FY 2020 FY 2021 FY 2022 FY 2023 H1 2024 $ billion 33 Gearing of 13% and actively managing debt portfolio Scarborough Joint Venture sell-down proceeds supporting liquidity: 10% non-operated participating interest to LNG Japan completed in March 2024, received $910 million 15.1% non-operated participating interest to JERA, estimated total consideration $1.4 billion, to be completed in H2 2024 Balance sheet strength enables strategic acquisitions:2 Tellurian and Driftwood LNG OCI’s Clean Ammonia Project Net debt3 Debt maturity profile1,3 Disciplined balance sheet management 1. As of 29th June 2024. 2. Subject to completion. 3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

We are a strong contributor to the economy

Largest payer of PRRT in Australia[1]

A$2.7 billion in Australian taxes, royalties and levies paid in H1 2024

>US$300 million in foreign taxes paid in H1 2024

Global all-in normalised effective tax rate of 47%[2]

Australian tax contribution



$ billion
0.7
0.7
2.7
5.0
2.7
FY 2020
FY 2021
FY 2022
FY 2023
H1 2024
A$2,030m | Corporate income tax
A$297m | PRRT
A$183m | Federal royalties
A$84m | Offshore petroleum levy
A$54m | Federal excise
A$34m | Fringe benefits tax and payroll tax

1. Based on the Australian Taxation Office's 2021-2022 report of entity tax information (data.gov.au/).
2. For half year 2024. Determined by total tax expense, royalties, excise, levies and other taxes, divided by profit before such taxes, adjusted for exceptional items. The global all-in effective tax rate decreases to 27% with exceptional items included.

34

Woodside Energy

2024 full-year guidance unchanged[1]

Production

- Woodside's full-year 2024 production guidance is 185 – 195 MMboe (505 – 533 Mboe/day)

Capital expenditure[2]

- Woodside's full-year 2024 capital expenditure guidance is US$5.0 – 5.5 billion

Gas hub exposure

- Woodside expects approximately 26-33% of its 2024 produced LNG to be sold at prices linked to gas hub indices[3]

1. Please refer to the "Disclaimer, important notes and assumptions" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.
2. Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (90% following completion of the transaction with LNG Japan in March 2024 and 74.9% following completion of the transaction with JERA, expected in the second half of 2024), Pluto Train 2 (51%) and Trion (60%). Trion capital expenditure includes Pemex carry. This guidance assumes no change to these participating interests in 2024. This excludes impacts from the Tellurian and OCI's Clean Ammonia Project acquisitions.
3. Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.

35

Woodside Energy

Testing project competitiveness in energy transition

	Driftwood LNG (pre-FID)[1]	OCI's Clean Ammonia Project
1 Investment attractiveness	✓ Financial impacts assessed under various price assumptions, which include climate-related scenarios[1]	✓ Expected >10% IRR and <10-year payback period, exceeding capital allocation framework targets
2 Cashflow scenario analysis	✓ Step to be undertaken as part of FID	✓ Forecasted to be free cash flow accretive on a cumulative basis under all IEA scenarios[2]
3 Demand resilience	✓ Introducing geographical diversification to portfolio, which unlocks value uplift from marketing optimisation and arbitrage	✓ Lower carbon ammonia demand is forecast to grow[3] ✓ First-mover advantage for lower carbon ammonia
4 Risks and opportunities	✓ Diversified market exposure ✓ Portfolio risk and opportunity shifts more towards LNG pricing and regulatory outlooks for gas	✓ Diversified product streams ✓ Dependency on upstream CCS and associated permits to achieve lower carbon ammonia
5 Emissions profile (Scope 1 and 2) 6 Emissions profile (Scope 1, 2 and 3)	✓ Both projects accommodated within existing net equity Scope 1 and 2 target for 2030 ✓ Driftwood benchmarks with lower Scope 1 emissions than industry average for operating LNG facilities[4] ✓ Both projects contribute downward pressure on portfolio lifecycle intensity (emissions per energy unit) ✓ OCI's Clean Ammonia Project makes material progress towards Scope 3 investment and emissions abatement targets	

1. Driftwood LNG has a pathway to achieving the capital allocation framework as set out on slide 15, and the investment case will be updated upon FID of Phase 1. Woodside is targeting FID readiness for Phase 1 of the development opportunity from Q1 2025.
2. Modelled impact of climate scenarios on potential project average annual free cash flow. Based on data from IEA, 2023. "World Energy Outlook 2023" as modified by Woodside analysis. IEA, 2023. "World Energy Outlook 2023." All rights reserved. https://iea.blob.core.windows.net/assets/42b23c45-78bc-4482-b0f9-eb826ae2da3d/WorldEnergyOutlook2023.pdf
3. Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024. Traditional demand includes fertiliser, metals and mining, major chemicals and other industrial.
4. Estimate based on information provided by Tellurian.

36

Woodside Energy

37 Production costs $ million Capital expenditure $ million EBIT1 $ million Depreciation and amortisation2 $ million EBITDA1 $ million Operating revenue Asset $ million Australia North West Shelf 1,134 940 367 573 70 87 Pluto 1,710 1,489 413 1,076 44 169 Wheatstone 411 363 160 203 29 31 Bass Strait 479 367 220 147 43 106 Macedon 99 96 27 69 13 6 Pyrenees 44 (5) 22 (27) 3 56 Ngujima-Yin 183 131 47 84 2 32 Okha 96 75 15 60 2 24 Scarborough3—127 4 123 1,137—Other Australia—7 9 (2) 10—Total Australia 4,156 3,590 1,284 2,306 1,353 511 Asset tables 1. Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. 2. Includes exploration permit cost amortisation, impairment losses and impairment reversals. 3. Scarborough includes Pluto Train 2 and Pluto Train 1 modifications. Assumes 90% working interest for Scarborough offshore.

38 Production costs $ million Capital expenditure $ million EBIT1 $ million Depreciation and amortisation2 $ million EBITDA1 $ million Operating revenue Asset $ million International Trinidad & Tobago 98 72 19 53—36 Atlantis 364 281 161 120 32 74 Shenzi 394 311 251 60 5 69 Mad Dog3 453 400 136 264 38 40 Trion—1—1 234—Sangomar—23 45 (22) 454 14 Other International 10 (79) 6 (85) 66 1 Total International 1,319 1,009 618 391 829 234 Total Australia 4,156 3,590 1,284 2,306 1,353 511 Marketing 513 268 50 218 — Corporate/Other—(496) 57 (553) 223—Total 5,988 4,371 2,009 2,362 2,405 745 Asset tables 1. Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. 2. Includes exploration permit cost amortisation, impairment losses and impairment reversals. 3. Includes Mad Dog and Mad Dog Phase 2.

39 Products Units H1 2024 H1 2023 Variance LNG produced1 $/boe 63 88 (25) LNG traded2 $/boe 59 90 (31) Pipeline gas $/boe 36 38 (2) Oil and condensate $/boe 81 75 6 NGLs $/boe 46 47 (1) Liquids traded $/boe 61 70 (9) Average realised price $/boe 63 74 (11) Average Dated Brent $/bbl 84 80 4 WTI $/bbl 79 75 4 JCC (lagged three months) $/bbl 88 94 (7) JKM $/MMBtu 11 19 (8) TTF3 $/MMBtu 10 19 (9) Henry Hub $/MMBtu 2 2 0 1. Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. 2. Excludes any additional benefit attributed to produced LNG through third-party trading activities. 3. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors. Realised price

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
BHP Petroleum or BHPP	Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to "Woodside Energy Global Holdings Pty Ltd" or "BHP Petroleum International Pty Ltd" are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries.
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
Cash margin	Gross profit/loss adjusted for other cost of sales, trading costs, oil and gas properties depreciation and amortisation and other revenue. Excludes the marketing segment. Cash margin % is calculated as cash margin divided by revenue from sale of hydrocarbons (excluding marketing segment).
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
DTA	Deferred tax asset
EBIT	Calculated as a profit before income tax, PRRT and net finance costs
EBITDA	Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. Woodside uses EBITDA and EBITDA excluding impairments interchangeably
EPC	Engineering, procurement and construction
EPS	Earnings per share
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[2]
Exploration expenditure	Exploration expenditure includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off
FDP	Field development plan
FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities less cash flow from investing activities
FSO	Floating storage offloading
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[3]
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
Investing cash flow	Cash flow from investing activities
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JKM	Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan.
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Cash and undrawn facilities
LNG	Liquefied natural gas

1. Definition as per the Australian Government Climate Change Authority. https://www.climatechangeauthority.gov.au/sites/default/files/2022-08/Review%20of%20International%20Offsets%20-%20Report%20-%20August%202022.pdf.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
3. Convention on Biological Diversity (1992).

40

Woodside Energy

Glossary

Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
MWh	Megawatt hour
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets.
Net zero	Net Zero emissions is consistent with limiting the rise in global temperatures to 1.5 degrees Celsius by 2050 compared to pre-industrial levels
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Offsets	The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity

Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
Other cash cost margin	Other cash costs include royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs. Excludes the marketing segment. Other cash cost margin % is calculated as other cash costs divided by revenue from sale of hydrocarbons (excluding marketing segment).
Process safety event (Tier 1 and Tier 2)	An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and nonflammable materials from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754
Production cost margin	Production cost margin % is calculated as production costs divided by revenue from sale of hydrocarbons. Excludes the marketing segment.
PRRT	Petroleum resource rent tax
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[1]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[1]

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

41

Woodside Energy

Glossary

Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[1]
Short-, medium and long-term	This report refers to ranges of time as follows: short-term means from now until 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to "near-term" and "medium-term" in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
SURF	Subsea, umbilicals, risers and flowlines (SURF)
Sustainability (including sustainable and sustainably)	References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
Tier 1 or 2 Loss of Primary Containment Process Safety Event	An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and non-flammable materials (e.g., steam, hot condensate, nitrogen, compressed CO_2 or compressed air) from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754.
TTF	Title transfer facility
TRI	Total recordable injuries
TRIR	Total recordable injury rate

Underlying earnings per share or underlying EPS	Underlying net profit after tax divided by weighted average number of shares on issue
Underlying net profit after tax or underlying NPAT	Net profit after tax excluding any exceptional items
Unit production cost or UPC	Production costs ($ million) divided by production volume (MMboe)
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries
YTD	Year to date

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

42

Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com